SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page
Signature Page	3
Announcement on Appointment and Resignation of Supervisors dated June 13, 2008.	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: June 16, 2008	By:	/s/ Rong Guangdao
	Name:	Rong Guangdao
	Title:	Chairman

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 338)

ANNOUNCEMENT

APPOINTMENT AND RESIGNATION OF SUPERVISORS

Reference is made to the announcement issued by Sinopec Shanghai Petrochemical Company Limited (the “Company”) dated 12 June 2008 in relation to the resolutions passed at the 2007 annual general meeting of the Company (the “AGM”).

Pursuant to the resolutions passed at the AGM, the board of directors of the Company (the “Board”) is pleased to announce that Mr. Zhai Yalin and Mr. Wu Xiaoqi have been elected and newly appointed as the supervisors of the Company. Mr. Lu Xiangyang and Mr. Geng Limin resigned as supervisors as the term of their engagement as supervisors of the Company have expired. Mr. Lu Xiangyang and Mr. Geng Limin expressed no disagreement or disapproval on their resignation as supervisors of the Company.

The biographies of the two newly appointed supervisors are set out below:

Zhai Yalin, 44, is Deputy Director of the Auditing Bureau of China Petrochemical Corporation and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai began his career in 1986 and had been successively Deputy Head of the Head Office and Director of the Auditing Department of Qianguo Refinery, Deputy Director of the General Office of Sinopec Huaxia Auditing Company and Deputy Manager of the Sinopec Huaxia Auditing Company, Deputy Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation, Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation, and Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation (Auditing Department of Sinopec Corp.). Since December 2001, Mr. Zhai has been holding concurrently the posts of Deputy Director of the Auditing Bureau of China Petrochemical Corporation and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai graduated from Jilin Siping Normal College in 1986 and is a senior economist.

Wu Xiaoqi, 51, is Deputy Director of Supervisory Bureau of China Petrochemical Corporation and Deputy Director of Supervisory Department of Sinopec Corp. Mr. Wu began his career in 1971 and had been successively Deputy Office Head Class Disciplinary Monitor of Inspection Bureau of China Petrochemical Corporation’s Disciplinary Division, Deputy Head (Deputy Director) and Head (Director) of the Office of Inspection Bureau of China Petrochemical Corporation’s Disciplinary Division, and Director of Section 1

of Inspection Bureau of China Petrochemical Corporation’s Disciplinary Division. From April 2004 to April 2005, he was a Deputy Bureau Director Class Disciplinary Inspector of Supervisory Bureau of China Petrochemical Corporation and a Deputy Bureau Director Class Supervisory Inspector of Supervisory Department of Sinopec Corp. Since April 2005, Mr. Wu has been Deputy Director of Supervisory Bureau of China Petrochemical Corporation and Deputy Director of Supervisory Department of Sinopec Corp. Mr. Wu graduated from Shijiazhuang Army Command Academy and has a senior professional title.

This announcement is made pursuant to Rule 13.51 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board
Zhang Jingming
Company Secretary

Shanghai, the PRC, 13 June 2008

As at the date of this announcement, the executive directors of the Company are Rong Guangdao, Du Chongjun, Han Zhihao, Shi Wei, Li Honggen and Dai Jinbao; the non-executive directors of the Company are Lei Dianwu and Xiang Hanyin, and the independent non-executive directors of the Company are Chen Xinyuan, Sun Chiping, Jiang Zhiquan and Zhou Yunnong.

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